UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

ESSA PHARMA INC.
 (Name of Issuer)

Common Shares
(Title of Class of Securities)

29668H104
(CUSIP Number)

Richard M. Glickman
Suite 720, 999 West Broadway,
Vancouver, British Columbia, Canada, V5Z 1K5
Tel:  (778) 331-0962
Facsimile: (604) 738-4080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29668H104
(1)	NAME OF REPORTING PERSON: Richard M. Glickman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 812,500
	(8)	SHARED VOTING POWER 0 (1)
	(9)	SOLE DISPOSITIVE POWER 812,500
	(10)	SHARED DISPOSITIVE POWER 0 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,500 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.90%
(14)	TYPE OF REPORTING PERSON IN

(1)
The Reporting Person is party to a certain agreement with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s common shares.  As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

Explanatory Note

This Schedule 13D is being filed as a result of a transaction on January 14, 2016, as further described herein.

Item 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Shares, without par value (the “Shares”), of ESSA Pharma Inc., a British Columbia corporation (the “Issuer”). The principal executive office of the Issuer is located at Suite 720, 999 West Broadway, Vancouver, British Columbia, V5Z 1K5, Canada.

Item 2. Identity and Background

Below is information regarding the Reporting Persons.

(a)	This 13D is being filed on behalf of Richard M. Glickman (“Dr. Glickman” or the “Reporting Person”).

(b)	The principal business address for Dr. Glickman is Suite 720, 999 West Broadway, Vancouver, British Columbia, V5Z 1K5, Canada.

(c)
Dr. Glickman has served as the Issuer’s Chairman of the Board of Directors since October 2010.  The Issuer is a public company trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX” and the Toronto Stock Exchange (“TSX”), under the symbol “EPI”. The Issuer is a pharmaceutical company currently entering the clinical development stage that is focused on the development of small molecule drugs for the treatment of castration-resistant prostate cancer. Dr. Glickman also serves on the board of directors of other pharmaceutical companies referred to on Schedule A attached to this Schedule 13D.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Glickman is a citizen of Canada.

The Reporting Person may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Person that the Separately Filing Group Members have filed or are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act.  Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

Item 3. Source and Amount of funds or Other Consideration

The Reporting Person has acquired 812,500 Shares and options to purchase Shares for services rendered as founder and Chairman of the Board of Directors since October 2010.

Item 4. Purpose of Transaction

The information set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
See Line 13 of the cover sheets and the footnotes thereto.  The percentage is calculated based on 28,007,999 Shares being deemed issued and outstanding (based upon information provided by the Issuer) which consists of: (i) 27,195,499 Shares that are issued and outstanding, and (ii) an aggregate of 37,500 Shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of January 14, 2016.

(b)
Schedule B attached to this Schedule 13D sets forth, as of the date hereof, the number of Shares owned and the percentage of Shares as calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934.  All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed or anticipated to be filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

(c)	The Reporting Person has not effected any transaction in the Shares during the preceding 60 days.

(d)
No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported on this Schedule 13D owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with a private placement financing led by Clarus Lifesciences, a new investor in the Issuer, the Reporting Person entered into a Voting Agreement, dated as of January 14, 2016, by and among Clarus Lifesciences III, L.P. (“Clarus”), Marianne D. Sadar, Raymond J. Andersen, Robert W. Rieder and Dr. Glickman (the “Voting Agreement”).  The Voting agreement requires that Dr. Glickman, Dr. Sadar, Dr. Andersen and Mr. Rieder (collectively, the “Major Shareholders”), who in the aggregate control approximately 9,482,800 Shares of the Issuer constituting 41.9% of the issued and outstanding Shares on a non-diluted basis, will vote against certain change of control transactions, unless Clarus consents otherwise, and support Clarus’ nominees to the board of directors of the Issuer. Under the Voting Agreement, the Major Shareholders will be prohibited from transferring 50% of the Shares held by them on the effective date of the Voting Agreement, with limited exceptions. The provisions of the Voting Agreement relating to change of control transactions and non-transferability of Shares will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/ 2 clinical trial of EPI-506 by the Issuer or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors of the Issuer and the provisions relating to the Clarus nominees will continue for so long as Clarus is entitled to nominate directors to the Issuer’s board of directors.

Item 7. Material to Be filed as Exhibits

Exhibit 1:	Voting Agreement, dated as of January 14, 2016, by and among Clarus Lifesciences III, L.P., Marianne D. Sadar, Raymond J. Andersen, Robert W. Rieder and Dr. Glickman (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

By:	/s/ Richard M. Glickman
Name:	Richard M. Glickman

Schedule A

Company	Business	Principal Address	Employment
Cardiome Pharma Corp.	Pharmaceuticals	1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada V6J 4S7	Lead independent director and member of the Compensation and Audit Committees
Aurinia Pharmaceuticals Inc.	Pharmaceuticals	1203-4464 Markham Street, Victoria, British Columbia, Canada V8Z 7X8	Chairman of the Board of Directors
Engene Corporation	Pharmaceuticals	Suite 100 – 2386 East Mall, Vancouver, British Columbia, Canada V6T 1Z3	Chairman of the Board of Directors
Vida Therapeutics Inc.	Pharmaceuticals	Suite 125 – 887 Great Northern Way, Vancouver, British Columbia, Canada V5T 4T5	Director

Schedule B

Certain information relating to the Separately Filing Group Members (1)

Separately Filing Group Member
Outstanding shares
Beneficial ownership and voting % of outstanding shares

Marianne D. Sadar
3,573,000*
12.94%

Raymond J. Andersen
3,570,000**
12.93%

Robert W. Rieder
2,686,050 shares***
9.82%

Clarus Lifesciences III, L.P.
5,303,030****
13.80%

* Calculation of beneficial ownership percentage includes 420,000 options to purchase Shares exercisable within 60 days of January 14, 2016.
** Calculation of beneficial ownership percentage includes 420,000 options to purchase Shares exercisable within 60 days of January 14, 2016.
*** Calculation of beneficial ownership percentage includes 31,250 Shares owned by Mr. Rieder’s spouse and 150,000 options to purchase Shares exercisable within 60 days of January 14, 2016.
**** Calculation of beneficial ownership percentage includes 3,181,818 Shares issuable upon the exercise of warrants exercisable within 60 days of January 14, 2016.

(1) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer's jurisdiction of organization, principal business, and address of principal office.